Free Writing Prospectus                               Filed pursuant to Rule 433
Dated July 19, 2007                        Registration Statement No. 333-137598

Set forth herein is a copy of the press release issued by Nordic American Tanker Shipping Limited on July 19, 2007.

Nordic American Tanker Shipping Ltd. (NAT)-(NYSE:NAT)
Public Offering.

Hamilton, Bermuda, July 19, 2007

Nordic American Tanker Shipping Ltd. (the "Company") today announced the pricing of an underwritten public offering of 3,000,000 common shares. On July 19, 2007, the closing price of the Company's common shares on the New York Stock Exchange was $42.85 per share. The common shares are being offered pursuant to the Company's effective shelf registration statement. Bear, Stearns & Co. Inc. and Morgan Stanley are acting as joint bookrunning managers. The Company expects to close the sale of the common shares on July 25, 2007, subject to customary closing conditions. The Company has granted the underwriters a 30-day option to purchase up to 450,000 additional shares to cover over-allotments.

The net proceeds of the offering are expected to be used to repay indebtedness under the Company's revolving credit facility and to prepare the Company for further expansion.

Today the Company also announced that it expects that its dividend in respect of the second quarter of 2007 will be in the region of $1.17 per share.

The offering is being made only by means of a prospectus and related prospectus supplement. A prospectus supplement related to the offering will be filed with the Securities and Exchange Commission. When available, copies of the prospectus and prospectus supplement relating to the offering may be obtained from the offices of Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, New York 10179, Attention: Prospectus Department, or by telephone to (866) 803-9204 and Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014,
Attention: Prospectus Department or by telephone to (212) 761-6775.

About the Company

The Company is an international tanker company that owns twelve modern double-hull Suezmax tankers.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjorn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

--------------------------------------------------------------------------------
Nordic American Tanker Shipping Limited has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866- 803-9204. You may also request a copy of these documents by sending an e-mail to ir@nat.bm or by accessing the Company's website at www.nat.bm and clicking on "Investor Relations." [GRAPHIC OMITTED]
--------------------------------------------------------------------------------